SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - ELETROBRAS (Public company) CNPJ. nº 00001180/0001-26 Announcement to Shareholders

Capital Increase
Private Subscription of Shares

We hereby inform ours shareholders and the market in general that the Extraordinary General Meeting held on January 11, 2011 approved the Capital Increase in the amount of R$ 5,148,764,255.31 ( five billion, one hundred forty eight million, seven hundred sixty four thousand, two hundred and fifty five reais and thirty one cents), referring to the Advances for Future Capital Increase (AFACs) by private subscription of shares, by issuing 182,026,770 common shares and 38,250,240 preferred shares class "B".

For the Current shareholders, the right of the subscription of new shares in the proportion to their shares in the capital will be guaranteed in accordance with art. 171 of the Law 6404/76, for a period of 30 days as provided in this Notice to Shareholders. These subscription rights shall observe the following conditions:

1. Deadline for Exercise of the Right of Subscription:

Start: January 14, 2011	Finish: February 14, 2011

2. Proportion of Subscription and Record Date

The shareholders who are part of the shareholder base on the day of the Extraordinary General Meeting, will have preference in the subscription of the capital increase in proportion to the number of shares held.

The holders of common shares, issued by the Company will be entitled to subscribe 0.19452963375 new common shares in relation to the number of shares held on January 11, 2011.

The holders of preferred shares, Class “A” and “B”, issued by the Company will be entitled to subscribe 0.16825601770 new Preferred Class “B” shares in relation to the number of shares held on January 11, 2011 aiming at maintaining the proportionality, will have the right to subscribe to 0.02627361605 new common share for each share owned on January 11, 2011.

For the exercise of preemptive rights, the fractional shares, will be not considered. Payment of the difference in domestic currency will not be permitted.

3. Trading Ex-subscription:

As of January 12, 2011 the shares issued by Centrais Elétricas Brasileiras S.A. – Eletrobras will be traded ex-subscription.

4. Procedures for Exercising the Right of Subscription:

The Holders of shares of the Company who wish to exercise their preemptive rights to subscribe to new shares, should apply to any branch of Banco Bradesco SA, the depositary of the shares of the Company, to make the subscription of the new shares by completing and signing the application form and making payment of the corresponding amounts.

The payment of the issue price of the shares attributable to shareholders through the exercise of preemptive rights will be made to Banco Bradesco, which will arrange the registration of the acquisition of shares by the shareholder.

Shareholders who have their share custody with the BM&FBOVESPA - Central Depository - shall exercise their preemptive rights to subscribe new shares through their custodian agents.

Centrais Elétricas Brasileiras S.A. - ELETROBRAS (Public company) CNPJ. nº 00001180/0001-26 Announcement to Shareholders

5. Issue Price:

The issue price will be R$ 22. 61 for each common share and R$ 27. 01 for each preferred share class "B”.

Under § 1 of Art. 170 of the Law # 6404/76, the price of new shares was determined as the average of average prices, weighted by the number of shares traded at BM&FBOVESPA of each kind of share in the last 30 trading days, prior to the date of the General Extraordinary Meeting held on 11/01/2011.

6. Dividends:

The shares of this subscription will have equal participation in all benefits that may be distributed, including dividends and/or interest on own capital that may be declared.

7.  Form of Payment:

The payment of the subscription should be upfront and in local currency

8. Assignment of Subscription Rights:

The preemptive right to subscribe new shares may be freely transferred by the shareholders of the Company to third parties pursuant to § 6 of Art. 171 of Law 6.404/76.

9. Documentation for Share Subscription:

Individuals: original versions of the identification Card, CPF and proof of address

Legal entity: a certified copy of the final by-laws or consolidated social contract, registration card in the CNPJ, corporate documents granting powers of attorney and copies of identification card, CPF and proof of address of its representatives.

In the case of representation by proxy, the submission of its instrument of public office will be required.

10. Procedure for Subscription of Left-overs:

Considering the capitalization will be made with credits of the AFAC’s (Advances for Future Capital Increase), belong to the Federal Government and BNDESpar, there will be no left-overs of subscription rights.

11. Final Approval Shareholders Meeting:

After the subscription of all new shares issued, a General Shareholders Meeting for approval of the Capital Increase will be held.

Rio de Janeiro, January 13, 2011.

Armando Casado de Araújo
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 13, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.